September 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
 Attn: Mr. Keith Gregory

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Mr. Gregory:

This letter responds to comments that you conveyed via telephone on August 30, 2018 to Matthew Barsamian and me in connection with your review of a response letter filed as correspondence on August 29, 2018 (the “Initial Response Letter”), regarding Post-Effective Amendment No. 1 to the registration statement on Form N-2 (“Registration Statement”) for Angel Oak Strategic Credit Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on July 2, 2018. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Post-Effective Amendment No. 3 for effectiveness on September 6, 2018, which will reflect the responses below. Capitalized terms not defined herein have the definitions provided in the Registration Statement.

PROSPECTUS

Summary of Fees and Expenses (page 13)

1.
Comment: In its response to Comment 13 in the Initial Response Letter, the Fund indicated that it “does not expect to borrow money during the current fiscal year.” However, in “Summary of Terms – Leverage” the Fund indicated that it “intends to enter into a credit facility during the current fiscal year.” Please address the inconsistency and make conforming changes throughout the Registration Statement.

Response: The Fund will revise the disclosure in “Summary of Terms – Leverage” to clarify that it intends to enter into a credit facility during the 12-month period following the date of the Prospectus.  However, the Fund does not expect to borrow money during the current fiscal year ended January 31, 2019.

Investment Objective and Strategies (pages 15-18)

2.
Comment: In “Portfolio Composition – Residential Mortgage-Backed Securities,” “Portfolio Composition – Commercial Mortgage-Backed Securities” and “Portfolio Composition – Municipal Securities,” please disclose the range of credit qualities of the securities in which the Fund may invest, as applicable.

Response: The Fund will revise the disclosure to state that the Fund may invest in securities of any credit quality, including, without limitation, securities that are rated below investment grade and securities that are not rated or that are in default.

Investment Objective and Strategies – Subsidiary (page 18)

3.
Comment: In its responses to Comment 20 and Comment 27 in the Initial Response Letter, the Fund indicated that there will be no advisory arrangement between the Adviser and any Subsidiary pursuant to Section 15(c) of the Investment Company Act of 1940, as amended (“1940 Act”). However, the Fund indicated that “the Adviser, in its capacity as investment adviser to the Fund, will cause the Fund, as sole beneficial owner of the Subsidiary, to instruct the trustee of the Subsidiary to purchase or sell assets for the account of the Subsidiary.” The Staff believes that these facts may indicate an advisory relationship exists between the Adviser and a Subsidiary. Please supplementally explain why no advisory relationship exists between the Adviser and any Subsidiary. Please also supplementally confirm that the Fund will file a post-effective amendment to the Registration Statement prior to entering into any Subsidiary transactions to allow the Staff an opportunity to review the Subsidiary-related disclosure (e.g., disclosure relating to the organizational structure, service providers and fees paid by any Subsidiary).

Response: The Fund respectfully notes that the Adviser does not provide investment advisory services to the Subsidiary that are distinct from the advisory services it provides to the Fund.  Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, the Adviser manages the Fund’s investment portfolio and directs purchases and sales of the Fund’s investments.  Although certain of those investments may be acquired by the Fund indirectly through a Subsidiary, the Adviser would not be providing distinct investment advice to the Subsidiary.  The services provided to the Subsidiary by the Adviser are administrative, rather than advisory, in nature and are incidental to the services provided by the Adviser to the Fund.  No fee is paid by the Subsidiary to the Adviser.

The Fund observes that in Comment 20 in the Initial Response Letter, the Staff asked the Fund to confirm that a Subsidiary would comply with Section 15 of the 1940 Act.  The Fund notes that, even if a Subsidiary were party to an investment advisory agreement with the Adviser, it would not be subject to Section 15 of the 1940 Act because it would not be registered as an investment company under the 1940 Act.  Nevertheless, the Fund confirms that any services provided by the Adviser to the Subsidiary, as well as any investment advice provided by the Adviser relating to investments acquired through a Subsidiary, would be taken into account by the Board in considering the nature and quality of services provided by the Adviser in connection with the Board’s consideration of the renewal of the Fund’s Investment Advisory Agreement.

The Fund further notes that any Subsidiary arrangement would differ from the structures employed by registered investment companies to invest in commodities and commodity-linked derivatives through the use of an offshore subsidiary.  Practices in that context evolved in response to guidance issued by the Internal Revenue Service in a series of private letter rulings concerning a registered investment company’s ability to treat income derived from such investments as qualifying income under Subchapter M of the Internal Revenue Code.  In that context, recognition of a subsidiary as a “separate entity” and not a mere agent of the parent investment company is viewed as a necessary condition for receiving such tax treatment.  In that regard, subsidiaries of registered investment companies formed for the purpose of investing in commodities and commodity-linked derivatives typically enter into agreements with service providers (including investment advisers) that are separate from those to which the investment company parent is party.  Because the “separate entity doctrine” is not implicated by the Fund’s use of a Subsidiary in this context and because any Subsidiaries will not receive investment advisory services that are distinct from those provided to the Fund, it is not necessary for a Subsidiary to enter into an investment advisory agreement with the Adviser.

The Fund confirms that it will file a post-effective amendment to the Registration Statement pursuant to Rule 486(a) under the Securities Act or, in the alternative, another Angel Oak Fund will file a post-effective amendment to its registration statement containing substantially the same disclosure pursuant to Rule 485(a) under the Securities Act prior to the Fund or any other Angel Oak Fund forming a Subsidiary.

Types of Investments and Related Risks (pages 19-33)

4.
Comment: In “Principal Risks of Investing in the Fund – Subsidiary Risk,” please include disclosure stating that Subsidiaries will not be subject to the investor protections and substantive regulation of 1940 Act.

Response: The Fund will include disclosure with respect to Subsidiaries not being subject to the investor protections and substantive regulation of 1940 Act.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen